Exhibit 6.1

AMENDMENT TO

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

1ST STREIT OFFICE OPERATING PARTNERSHIP LP

THIS AMENDMENT, dated as of December 13, 2022 (the “Amendment”) to the Second Amended and Restated Agreement of Limited Partnership, dated as of September 13, 2017 (the “Partnership Agreement”) of 1st stREIT Office Operating Partnership, LP, a Delaware limited partnership (the “Partnership”) is hereby entered into by and among 1st stREIT Office Inc., a Maryland corporation (the “Company”), as the General Partner, and the Persons whose names are set forth below (the “Deferring Limited Partners”). Capitalized terms used herein but not defined herein shall have the meanings given such terms in the Partnership Agreement.

WHEREAS, the General Partner and the Deferring Limited Partners have agreed that the Deferring Limited Partners shall defer receipt of distributions of cash to which they are otherwise entitled pursuant to Section 5.1A of the Partnership Agreement;

WHEREAS, for any period in which such distributions of cash are deferred, the Deferring Limited Partners shall be entitled to receive the deferred distributions of cash without interest pursuant to the provisions of this Amendment and without adjustment to any other rights;

WHEREAS, the rights of the other Limited Partners to receive cash distributions pursuant to Section 5.1A of the Partnership Agreement shall not be affected; and

WHEREAS, the General Partner, with the Consent of a Majority in Interest of the Outside Limited Partners, may amend the Partnership Agreement, which consent has been obtained.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the parties hereto hereby agree to amend the Partnership Agreement as follows:

1.	Article 1 is hereby amended to replace the following definition:

“Investor Common Unit Economic Balance” means (i) the Economic Capital Account Balance of an Investor Common Unitholder but only to the extent attributable to such Investor Common Unitholder’s ownership of Common Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under Section 6.1I, divided by (ii) the number of such Investor Common Unitholder’s Common Units. If an Investor Common Unitholder’s Economic Capital Account Balance at the time of determination reflects a net reduction as a result of Section 6.1L, for purposes of this definition such Investor Common Unitholder’s Economic Capital Account Balance shall be the Economic Capital Account Balance it would have been if Section 6.1L had not applied. If at the time of determination an Investor Common Unitholder has any unpaid Deferred Distribution Amount, for purposes of this definition such Investor Common Unitholder’s Economic Capital Account Balance shall be the Economic Capital Account Balance it would have been if all Deferred Distribution Amount has been paid.

2.	Article 1 is hereby amended to add the following definitions:

“Deferred Distribution Amount” means, with respect to any Deferring Limited Partner, the cumulative amount of cash distributions declared and payable to that Deferring Limited Partner, the payment of which has been deferred pursuant to Section 5.1D.

“Deferring Limited Partner” means a Partner (other than the Company) that has entered into an agreement with the General Partner to defer receipt of distributions of cash to which they are otherwise entitled pursuant to Section 5.1A of the Partnership Agreement.

3.	Section 5.1 is hereby modified to add the following new Section 5.1D: Deferral of Distributions. Notwithstanding anything in this Agreement to the contrary, any cash distribution to which a Deferring Limited Partner is otherwise entitled under Section 5.1A shall be deferred until such Deferring Limited Partner provides written notice (a “Deferred Distribution Termination Notice”) to the General Partner that such Deferring Limited Partner no longer desires to have cash distributions deferred pursuant to this Section 5.1D. Commencing five (5) Business Days after the receipt of a Deferred Distribution Termination Notice, the applicable Deferring Limited Partner shall participate in receiving its pro rata share of any future cash distributions payable pursuant to Section 5.1A. Subject to Section 5.2, any such Deferred Distribution Amount shall be paid to such Partner from available cash as determined by the General Partner after giving consideration to the operating expenses and other obligations of the Partnership at the time of the distribution (“Available Cash”). In the event that there is insufficient Available Cash to pay the entire Deferred Distribution Amount after receipt of the Deferred Distribution Termination Notice, the Deferring Limited Partner will receive quarterly payments to the extent of Available Cash as determined by the General Partner until the Deferred Distribution Amount is paid in full. For the avoidance of doubt, the General Partner shall not make any payment of any Deferred Distribution Amount if the Partnership would not be able to make distributions pursuant to Section 5.1A sufficient to enable the Company to pay stockholder dividends that will allow the Company to (i) meet its distribution requirement for qualification as a REIT as set forth in Section 857 of the Code and (ii) other than to the extent the Company elects to retain and pay income tax on its net capital gain, avoid or reduce any U.S. federal income or excise tax liability imposed by the Code.

4.	No Other Changes. Except as expressly set forth in this Amendment, the Partnership Agreement remains unchanged and is hereby ratified and confirmed in each and every respect.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment to the Second Amended and Restated Agreement of Limited Partnership is hereby entered into as of the date first written above.

GENERAL PARTNER:

1st stREIT OFFICE INC.

	By:	/s/ Jeffrey Karsh
Name: Jeffrey Karsh
Title: CEO

Accepted and Agreed:	DEFERRING LIMITED PARTNER:

Karsh Living Trust, dated March 21, 2014

	By:	/s/ Bruce Karsh
Name: Bruce Karsh
Title: Trustee

DEFERRING LIMITED PARTNER:

Jeffrey Karsh

	By:	/s/ Jeffrey Karsh
Name: Jeffrey Karsh
Title: Individual

Signature Page to Amendment to Limited Partnership Agreement